

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 16, 2011

via U.S. mail and facsimile

J. M. Bernhard, Jr., CEO
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

      RE: The Shaw Group Inc.
               Form 10-K for the Fiscal Year Ended August 31, 2010
               Filed October 28, 2010
               Form 10-Q for the Fiscal Quarter Ended November 30, 2010
               File No. 1-12227

Dear Mr. Bernhard:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Terence O'Brien
               Accounting Branch Chief